VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS,
HELD ON SEPTEMBER 27, 2004

The Board of Directors of VOTORANTIM CELULOSE E PAPEL S/A met on September 27, 2004 , at 9:00 a.m. at the Company's registered office. Presence : Messrs. José Roberto Ermírio de Moraes, Fábio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes - Directors. Chairman : José Roberto Ermírio de Moraes; Secretary : Eduardo Lavini Russo. agenda : Discussion of proposals for (i) increase of subscribed capital stock, by means of capitalization of a portion of the earnings reserve; (ii) reverse split of shares, in the ratio of two hundred (200) shares for one (1) share of the respective type; (iii) adjustment of the authorized limit of capital; and (iv) distribution of interim dividends to shareholders, based on the company's balance sheet as of June 30, 2004. Unanimous Decisions : The directors discussed and approved, by unanimous vote, the forwarding of the following proposals, to be submitted to the examination of the General Meeting:

(i) Increase of the subscribed capital stock , from one billion, seven hundred and one million, nine hundred thousand, one hundred and twenty two reais and seventy six centavos (R$ 1,701,900,122.76) to two billion, four hundred and seventy eight million, five hundred and eighty two thousand, one hundred and twenty three reais and seventy six centavos (R$ 2,478,582,123.76) , with no issue of new shares, by means of capitalization of a portion of the earnings reserve ;

(ii) Reverse split of the Company's shares, under the terms of article 12 of Law nº 6404/76, with the objective of : (a) adjusting the price per share to a more adequate level according to the market viewpoint; and (b) making trading easier and the capital market even more attractive to the investor.

The reverse split proposed would comprise the thirty eight billion, three hundred and twenty two million, six hundred and ninety nine thousand and five hundred and fifty three (38,322,699,553) shares of the Company , with no par value, representing the entire subscribed capital, to be carried out in the ratio of two hundred (200) shares for each one (1) share of the respective type, resulting in one hundred and ninety one million, six hundred and thirteen thousand and four hundred and ninety eight (191,613,498) shares, of which one hundred and five million, seven hundred and two thousand and four hundred and fifty two (105,702,452) are shares of common stock and eighty five million, nine hundred and eleven thousand and forty six (85,911,046) are shares of preferred stock.

This proposal having been approved by the shareholders, the Company will publish a notice to the market informing the terms and conditions of the reverse split of shares.

Votocel Filmes Flexíveis Ltda., as part of the controlling shareholders of the Company, directly or by means of a company associated with it, shall offer to transfer, free of charge, to those holders who hold on September 30, 2004, less than two hundred (200) shares , by type, the amount of shares sufficient to complete a lot of two hundred (200) shares. For such, these holders must, within thirty (30) days after the publication of the notice to the market regarding the decisions of the Extraordinary General Meeting, manifest to the Company their interest in receiving such shares, so as to complete their respective fractional holdings, so as, following the reverse split, they have at least one (1) share.

The period established for the shareholders to manifest themselves having lapsed, the eventual fractions of shares will be segregated, grouped into whole numbers and sold in auction at the São Paulo Stock Exchange, the respective values being paid to the holders of the fractions proportionally to the fractions held by each. For the shareholders whose accounts are inoperative or whose data record is outdated, the value of the disposal of fractions will be maintained at the disposal of the Company, from the date defined for payment, at the Network of Banco Itaú Branches (the financial depositary institution of the shares).

Simultaneously with the operation on the Brazilian market, (a) the American Depositary Receipts (ADRs) issued by the Company at the New York Stock Exchange, also within the period stipulated for the adjustment of holdings, must be split at the ratio of one (1) current ADR to two point five (2.5) ADRs; and (b) the ratio of the ADR shall change to one (1) ADR equivalent to one (1) preferred share.

(iii) On account of the reverse split proposed above, adjust the limit of the authorized capital; and

(iv) Distribution of interim dividends to the shareholders, based on the Company's balance sheet as of June 30, 2004 , without involving any alterations in the Company's current dividend policy.

Closing, Drafting and Signing of the Minutes: The agenda having been complied with, the meeting was adjourned for the time needed to draw up these minutes, which, after the session was resumed, were duly read, checked, and signed by all those present: (ss) JOSÉ ROBERTO ERMÍRIO DE MORAES - Chairman of the Board; EDUARDO LAVINI RUSSO - Secretary. Directors: JOSÉ ROBERTO ERMÍRIO DE MORAES ; FÁBIO ERMÍRIO DE MORAES ; CLÓVIS ERMÍRIO DE MORAES SCRIPILLITI ; CARLOS ERMÍRIO DE MORAES ;

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I certify that this is a copy of the original, which is in the possession of the company.

EDUARDO LAVINI RUSSO

Secretary